Exhibit 99.1

Foresight: Eye-Net Initiates Pilot Project with a Top Global Vehicle Manufacturer

The pilot will be conducted with the intelligent transport system division of a Japanese vehicle manufacturer.

Ness Ziona, Israel – January 13, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., will begin a pilot project with the intelligent transport system division of a multi-billion-dollar global Japanese vehicle manufacturer to test its Eye-Net™ Protect cellular-based V2X (vehicle-to-everything) accident prevention solution. The pilot project will be used to validate and evaluate the software development kit (SDK) configuration of the Eye-Net solution for possible integration into the vehicle manufacturer’s smart city project.

This is Eye-Net Mobile’s third pilot project in Japan, following the Company’s announcements last August about two pilot projects with leading global Japanese technology and electronics companies. Eye-Net Mobile’s market penetration strategy advocates concentrating on one geographic region in order to achieve a critical mass of Eye-Net Protect users in a defined area that could potentially increase the chances of preventing road accidents and saving lives.

“This first pilot with a top global vehicle manufacturer opens a new market for Eye-Net Mobile and demonstrates a need in the automotive industry for a readily-available software-based solution that provides real-time pre-collision alerts and enhances the safety of drivers and other vulnerable road users,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the pilot project with the Japanese vehicle manufacturer, Eye-Net Mobile’s market penetration strategy and potential new markets. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654